SAMEX MINING CORP.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Tel:  (604) 870-9920

Toll Free: 800 828-1488

Fax: (604) 870-9930

January 30, 2003

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

RE:

Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company’s News Release dated January 29, 2003.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  Leschert & Company,  Attn: Allen Leschert

      TSX Venture Exchange - filed on SEDAR

      US Securities Commission – filed on EDGAR

      Pink Sheets LLC

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC

V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

January 29, 2003

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 29, 2003 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has entered into an agreement to purchase approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile for US$50,000 cash (US$10,000 on execution of the agreement and, subject to title opinion due diligence, US$40,000 by February 28, 2003).  Under the agreement, the vendor retains a back-in right to earn an interest in the property.

Full Description of Material Change

SAMEX has entered into an agreement to purchase approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile for US$50,000 cash (US$10,000 on execution of the agreement and, subject to title opinion due diligence, US$40,000 by February 28, 2003).  Dubbed the “El Zorro” district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences.

Under the agreement, the vendor retains a back-in right to earn an interest in the property in the event that  SAMEX discovers a deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 30th day of January, 2003.

“Larry D. McLean”

Director